Exhibit 99.1

STARFIELD RESOURCES INC.

 CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

August 31, 2012

NOTICE TO READER

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management of Starfield Resources Inc.

Starfield Resources Inc’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Condensed Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)
(Unaudited)

	August 31,	February 29,
	2012	2012

ASSETS
Current Assets
Cash	$1,744	$1,061
Amounts receivable	41	57
Prepaid expenses and deposits (Note 3)	402	409
Total current assets	2,187	1,527

Mineral properties (Note 4)	14,074	15,785
Equipment (Note 5)	200	227
Total assets	$16,461	$17,539

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$728	$1,001
Income tax payable	15	30
Total current liabilities	743	1,031

Deferred income taxes payable	29	29

SHAREHOLDERS' EQUITY
Share capital	155,155	155,155
Contributed surplus	14,441	14,268
Warrants	3,507	3,598
Deficit	(157,414)	(156,542)
Total shareholders' equity	15,689	16,479
Total liabilities and shareholders' equity	$16,461	$17,539

Going concern (Note 1)
Commitments (Note 8)

The accompanying notes are an integral part of these condensed interim financial statements.

STARFIELD RESOURCES INC.   |   2

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(in thousands of Canadian dollars except loss per share)
(Unaudited)

	Three months ended		Six months ended
	August 31,		August 31,
	2012	2011	2012	2011

Expenses
Exploration	$96	$2,902	$129	$3,667
Directors' fees	2	58	7	115
Investor relations	58	76	91	101
Legal and audit	104	53	184	173
Compensation	67	75	144	151
Rent and office services	74	85	148	159
Stock-based compensation (Note 7)	33	18	82	49
Transfer and regulatory fees	21	7	43	44
Travel and conferences	6	10	18	28
	461	3,284	846	4,487
Write-down of mineral properties (Note 4d)	-	-	-	1,000
Amortization of equipment	10	14	20	28
Other expense (recovery)	-	-	-	446
Capital and other tax expense	2	-	9	-
Interest income	(1)	(8)	(3)	(14)
Loss before income taxes	472	3,290	872	5,947
Income tax expense	-	112	-	(326)

Net loss and comprehensive loss for the period	$472	$3,402	$872	$5,621
Basic and diluted net loss per share	$0.00	$0.00	$0.00	$0.01
Weighted average number of shares outstanding	718,801	714,057	718,801	682,746

The accompanying notes are an integral part of these condensed interim financial statements.

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Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
(Unaudited)

	Six months ended
	August 31,
	2012	2011

OPERATING ACTIVITIES
Net loss for the period	$(872)	$(5,621)
Non-cash charges (credits) to earnings:
Write-down of mineral properties	-	1,000
Amortization of equipment	27	36
Stock based compensation expense	82	49
Income tax expense	(15)	21
Changes in non-cash working capital:
Decrease (increase) in amounts receivables	16	(59)
Decrease in prepaid expenses and deposits	7	-
Increase (decrease) in accounts payable and accrued liabilities	(273)	359
Net cash used in operating activities	(1,028)	(4,215)
INVESTING ACTIVITIES
Purchase of equipment	-	(11)
Proceeds from sale of mining claims	1,950	-
Mineral properties	(239)	(190)
Net cash used in investing activities	1,711	(201)
FINANCING ACTIVITIES
Issuance of shares and warrants	-	5,152
Share issue costs	-	(607)
Net cash provided by financing activities	-	4,545
Increase (decrease) in cash	683	129
Cash at beginning of period	1,061	3,884
Cash at end of period	$1,744	$4,013
Supplemental Disclosures
Interest received	$3	$14

The accompanying notes are an integral part of these condensed interim financial statements.

STARFIELD RESOURCES INC.   |   4

Condensed Interim Consolidated Statements of Shareholders’ Equity
(in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 29, 2012	718,800,545	$155,155	$14,268	133,259,157	$3,598	$(156,542)	$16,479
Stock based compensation	-	-	82	-	-	-	82
Expiry of warrants	-	-	91	(1,823,555)	(91)	-	-
Net loss	-	-	-	-	-	(872)	(872)
Balances, August 31, 2012	718,800,545	$155,155	$14,441	131,435,602	$3,507	$(157,414)	$15,689

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 28, 2011	640,999,079	$152,647	$13,727	80,754,700	$1,920	$(147,938)	$20,356
Private placements (Note 6)	77,801,466	$3,111	$-	81,843,742	$2,041	$-	$5,152
Share issue costs	-	(607)	-	-	-	-	(607)
Stock based compensation	-	-	58	-	-	-	58
Expiry of warrants	-	-	243	(26,946,852)	(243)	-	-
Net loss	-	-	-	-	-	(5,621)	(5,621)
Balances, August 31, 2011	718,800,545	$155,151	$14,028	135,651,590	$3,718	$(153,559)	$19,338

The accompanying notes are an integral part of these condensed interim financial statements.

STARFIELD RESOURCES INC.   |   5

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America. The Company is listed on the Toronto Stock Exchange with its corporate office at 120 Adelaide Street West, Suite 900, Toronto, Canada M5H 1T1. The Company has the following non-producing interests:

•	the Ferguson Lake Property, a nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada;
•	the Stillwater Project, a nickel-copper-cobalt property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Superior Project, a copper-silver property located in California, and
•	one Nevada gold property.

1.         Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis.

The going concern basis of presentation contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures (“CEE”) prior to December 31, 2012.  The Company has working capital of $1,444 to fund a portion of the above noted CEE and is therefore required to raise additional cash flows to be able to meet the flow-through requirements by December 31, 2012.  To the extent that the Company does not meet the CEE expenditure requirement prior to December, 31, 2012, the Company will be subject to the provision of the Flow-Through Subscription Agreement in which the flow-through common shares were issued, resulting in a contractual obligation to the Company of approximately $2,100.  Assuming that the Company does not complete the CEE prior to December 31, 2012, this will result in the Company have a pro forma working capital deficiency of approximately $700 after reflecting the associated flow-through agreement contractual obligation, but not including the effect of the costs of ongoing operation.  The Company currently has no sources of cash inflows, other than equity (non flow-through and flow-through) financings or the disposal of mineral property interests.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise sufficient equity financing or through the disposal of certain of its mineral property interests.  There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption.

These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying values of mining assets.  Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

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Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

2.         Basis of Presentation

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these interim financial Statements, including IAS 34, Interim Financial Reporting.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended February 29, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

b)	Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis.  The condensed interim consolidated financial statements are presented in thousands of Canadian dollars except when otherwise indicated.

3.         Prepaid Expenses and Deposits
	August 31,	February 29,
	2012	2012
Deposits - property leases	$274	$274
Prepaid insurance	87	89
Other	41	46
	$402	$409

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 22, 2017.

4.         Mineral Properties

For the six months ended August 31, 2012	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 29, 2012	$3,377	$8,531	$3,877	$-	$15,785
Sale of mineral claims (Note 4b)	-	(1,950)	-	-	(1,950)
Maintenance	181	35	23	-	239
Balance, August 31, 2012	$3,558	$6,616	$3,900	$-	$14,074

For the six months ended August 31, 2011	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance,February 28, 2011	$3,208	$8,426	$3,877	$1,000	$16,511
Write-down of mineral properties (Note 4d)	-	-	-	(1,000)	(1,000)
Maintenance	106	84	-	-	190
Balance, August 31, 2011	$3,314	$8,510	$3,877	$-	$15,701

STARFIELD RESOURCES INC.   |   7

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

a) Ferguson Lake Property

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop the Company’s previously identified diamond potential at the Ferguson Lake Property in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15	$2.0 million
Months 16 - 24	$2.5 million
Months 25 - 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, the Company may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

It is Management’s opinion that Thanda did not incur the minimum required expenditures of $2 million during the first 15 months of the agreement.  Thanda has exercised its rights under the agreement to enter into a dispute resolution mechanism regarding the joint venture.

b) Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease.  Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, and a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for US$ 2.0 million.

On May 7, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

STARFIELD RESOURCES INC.   |   8

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

c) Superior Project

The Superior Project is comprised of the Teagan Claims and the California-Engels Claims.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.  These claims are subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Superior Project, subject to a 2% NSR that is capped at US$25000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d) Nevada Projects

The Nevada projects consisted of the Dome Hill and Stealth properties. The Company continues to hold the Dome Hill property which straddles the Nevada-California border.  In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Nevada projects, all accumulated costs have been written-off as at August 31, 2012.

5.         Equipment

			Equipment
	Furniture	Exploration	under capital
	and fixtures	equipment	lease	Total
Cost
Balance as at February 29, 2012	$336	$376	$578	$1,290
Additions	-	-	-	-
Balance as at August 31, 2012	$336	$376	$578	$1,290
Accumulated amortization
Balance as at February 29, 2012	$235	$333	$495	$1,063
Amortization	8	7	12	27
Balance as at August 31, 2012	$243	$340	$507	$1,090
Net book value
Balance as at February 29, 2012	$101	$43	$83	$227
Balance as at August 31, 2012	$93	$36	$71	$200

STARFIELD RESOURCES INC.   |   9

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

6.           Share Capital

(i)	Authorized

       Unlimited common shares, no par value
       Unlimited number of First Preferred shares
       Unlimited number of Second Preferred shares

(ii)	During 2012:

On June 17, 2011, the Company completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1,363. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $186.

The warrants were assigned a fair value of $572.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.49%
Expected life of warrants	2 years
Annualized volatility	114.70%
Dividend rate	0.00%

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,789. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through whole warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $421.

The warrants were assigned a fair value of $1,469.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.67%
Expected life of warrants	2 years
Annualized volatility	112.48%
Dividend rate	0.00%

7.         Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

STARFIELD RESOURCES INC.   |   10

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

Stock options transactions are summarized as follows:

	Six months ended		Twelve months ended
	August 31, 2012		February 29, 2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	30,540	$0.31	29,617	$0.61
Granted	-	-	13,500	0.03
Cancelled or expired	(10,730)	0.61	(12,577)	0.70
Balance at end of period	19,810	$0.15	30,540	$0.31

The following stock options were outstanding at August 31, 2012:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)
$0.03 - $0.25	17,550,000	3.62	0.06	12,300,000	$0.08
$0.26 - $0.50	315,705	0.37	0.37	315,705	$0.37
$0.51 - $1.00	1,250,000	0.59	0.87	1,250,000	$0.87
$1.01 - $1.50	695,000	0.38	1.05	695,000	$1.05
	19,810,705	3.27	0.15	14,560,705	$0.20

For the six months ended August 31, 2012, the Company recognized $82 in stock-based compensation (August 31, 2011- $58) with a corresponding credit to contributed surplus on the balance sheet, of which $nil was charged to exploration expense (August 31, 2011 - $9).

8.         Commitments

Flow-through shares

The Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures (“CEE”) prior to December 31, 2012.  The Company has working capital of $1,444 to fund a portion of the above noted CEE and is therefore required to raise additional cash flows to be able to meet the flow-through requirements by December 31, 2012.  To the extent that the Company does not meet the CEE expenditure requirement prior to December, 31, 2012, the Company will be subject to the provision of the Flow-Through Subscription Agreement in which the flow-through common shares were issued, resulting in a contractual obligation to the Company of approximately $2,100.  Assuming that the Company does not complete the CEE prior to December 31, 2012, this will result in the Company have a pro forma working capital deficiency of approximately $700 after reflecting the associated flow-through agreement contractual obligation, but not including the effect of the costs of ongoing operation.  The Company currently has no sources of cash inflows, other than equity (non flow-through and flow-through) financings or the disposal of mineral property interests.

STARFIELD RESOURCES INC.   |   11

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $125 (August 31, 2011 - $133). The total minimum obligation remaining under this lease is $157 (August 31, 2011 - $290).

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2017. All annual rents have been paid as at August 31, 2012.

The minimum lease payments on the leases are as follows:

2013	$67
2014	90
$157

9.         Segmented Information

The Company has one operating segment, which is the exploration of properties. Geographic segmentation of the Company’s assets is as follows:

As at	August 31, 2012		August 31, 2011
	Canada	USA	Canada	USA

Cash	$1,744	$-	$4,013	$-
Accounts receivable	41	-	478	-
Prepaid expenses and deposits	378	24	448	24
Mineral properties	3,558	10,516	3,314	12,387
Equipment	200	-	264	-
	$5,921	$10,540	$8,517	$12,411

10.       Capital Management

The Company considers its capital structure to consist of shareholder’s equity, which amounted to $15,689 (August 31, 2011 - $19,338). The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and will try to raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Management reviews the capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

11.       Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in amounts receivable consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to manage its ability to have sufficient liquidity to meet liabilities when due (refer to Note 1).  As at August 31, 2012, the Company had a cash balance of $1,744 (February 29, 2012 - $1,061) to settle current liabilities of $743 (February 29, 2012 - $1,031). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

The Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures (“CEE”) prior to December 31, 2012.  The Company has working capital of $1,444 to fund a portion of the above noted CEE and is therefore required to raise additional cash flows to be able to meet the flow-through requirements by December 31, 2012. To the extent that the Company does not meet the CEE expenditure requirement prior to December, 31, 2012, the Company will be subject to the provision of the Flow-Through Subscription Agreement in which the flow-through common shares were issued, resulting in a contractual obligation to the Company of approximately $2,100.  Assuming that the Company does not complete the CEE prior to December 31, 2012, this will result in the Company have a pro forma working capital deficiency of approximately $700 after reflecting the associated flow-through agreement contractual obligation, but not including the effect of the costs of ongoing operation.  The Company currently has no sources of cash inflows, other than equity (non flow-through and flow-through) financings or the disposal of mineral property interests.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with deferred income tax as the Company has no liability.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

STARFIELD RESOURCES INC.   |   13

Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended August 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

Sensitivity analysis
As at August 31, 2012, the carrying values of the Company's financial instruments approximate their fair values due to their short term nature.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

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